May 18, 2006

Mr. Steven Jacobs
Branch Chief
United States Securities and
 Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Mr. Jacobs:

Pursuant to your letter dated April 24, 2006, to Mr. Ronald Brown, President of the General Partner of New England Realty Associates Limited Partnership (“The Partnership” or “NERA”), concerning Form 10-K for Fiscal Year Ended December 31, 2005, File no. 000-26393, please find our responses outlined below.

Form 10K for the year ended December 31, 2005

Note 14, Investment in Partnerships, page F-16

SEC comment:  Please explain to us how you considered NERA’s relationships with the other investors in evaluating paragraph 5(c) off FIN 46(R) to determine whether any of the six limited partnerships are variable interest entities.

Partnership response:

For the purposes of this section, we reviewed each of the New England Realty Associated Limited Partnership’s  interests in its six joint ventures. In all cases, the voting rights of NERA are proportional to its “obligations to absorb the expected losses of the entity,”  its “rights to receive the expected residual returns of the entity or both” or, in no case was New England Realty Associated Limited Partnership expected to absorb expected losses in excess of its proportional ownership interest, nor receive any less than its proportional ownership interest in expected residual returns in any of its six joint ventures. Additionally, another investor in the joint ventures has issued a limited guarantee of joint ventures’ debt to the banks. New England Realty Associated Limited Partnership has issued no such guarantee And, in no case, were “substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately fewer voting rights,”

SEC comment:  Related to Hamilton Place and 1025 Hamilton, please advise us how you considered the guidance in Rule 3-09 of Regulation S-X in concluding that financial statements for these investments were not required to be filed.

Partnership response:

The Partnership has historically treated sales of property as discontinued operations and as such, the comparative analysis is below the 20% requirement for separate statements. Accordingly, Note 14 is intended to present adequate summary information for each equity investment. Note 14 does not describe the property sales as discontinued operations as the equity consolidation is a one line consolidation and discontinued operations are not shown separately.

Per your request, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald Brown
NEW ENGLAND REALTY ASSOCIATES
LIMITED PARTNERSHIP

BY:  Ronald Brown
President of NewReal, Inc., Its General Partner

cc  Ms. Kelly McCusker, Staff Accountant